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For immediate release

Bell calls on Minister of Industry to confront the loopholes and make a fair decision for Canadians

•	Bell is ready to compete with any wireless carrier on a level playing field — but 3 loopholes in federal regulations give special benefits designed for wireless startups to major US wireless players like Verizon

•	All Canadians will pay to help a giant American carrier – 4x bigger than Canada’s wireless sector combined – get benefits denied to Canadian companies

•	Ottawa gets nothing in return – Canadian companies can’t get the same subsidized access in the US or any other country

•	Canadians of all kinds are concerned about the cost to individual Canadians and the impact on national investment, employment and innovation

MONTRÉAL, August 1, 2013 – With a growing chorus of concern across the country, Bell Canada today called on the federal government to immediately address the loopholes in its wireless policy framework that favour major US wireless carriers at the expense of Canadians and our country’s world-class wireless industry and network infrastructure.

“Bell has made clear that we welcome wireless competition and we’ve always supported policies that promote competition. We ask only for a level playing field where the same rules apply to all,” said George Cope, President and CEO of Bell Canada and BCE. “The loopholes in the wireless rules actually give major US incumbents a range of benefits designed for new players, including special access to Canadian airwaves and Canadian networks. It’s time for Ottawa to confront these loopholes, their costs to Canadians and the implications for Canadian industry and infrastructure.”

“We’ve now seen serious concern about the wireless loopholes from all corners – business and labour leaders, financial and business analysts, editorialists and academics, and thousands of other Canadians all calling on their government to level the playing field. They all see the unfairness of the wireless loopholes for Canadians and that this is an issue that needs to be discussed and addressed,” said Mr. Cope.

Despite reports to the contrary, Bell and other wireless companies have consistently highlighted concerns about the wireless rules through 4 Ministers of Industry, since the government began consultations on its upcoming 700 MHz spectrum auction in 2007. In fact, Bell was assured by the government that unintended consequences such as the entry of US giants on uniquely favourable terms would not occur.

It’s a crucial issue because the 700 MHz airwaves being auctioned off by Ottawa are a national public resource. The ability of this spectrum to support rapid rollouts of new mobile technology to rural and remote Canadian locations make it the most important since the launch of wireless service in 1985.

“Our solutions to the wireless loopholes support competition and are entirely consistent with the principles set out in Industry Minister James Moore’s statement yesterday. We’re asking the government to close the loopholes in order to ensure a fair and level competitive playing field,” said Mirko Bibic, Chief Legal and Regulatory Officer for Bell. “With Ottawa continuing to avoid the issue right up until today, we can only conclude that providing subsidies to entice US giants like Verizon was the plan all along.”

“We question the government’s objectives when we know that the average Verizon customer pays more for wireless than Bell customers. Verizon bills its wireless customers an average of $57.17 per month – Bell’s average monthly wireless bill is $55.92. Considering the costs to individual Canadians and no assurance that Verizon’s entry will enhance pricing or service competition, we ask how this plan is in any way fair or beneficial for Canadians,” said Mr. Bibic.

Canada’s wireless industry is one of the most vibrant in the world. Our world-leading networks serve 99% of the population, thanks to annual investments of almost $3 billion by the Canadian carriers (Canadian companies invest more per capita in telecommunications than any other country in the G8). Pricing is competitive with developed countries, and up to 40% lower than in the much larger US market, according to an independent report prepared for the CRTC. Smartphone penetration is also higher in Canada than the US.

To ensure all Canadians can continue to benefit from a world-class wireless industry, Bell urges the government to support a fair and open marketplace:

•	Permit any carrier to bid on two blocks of prime spectrum in the upcoming auction of Canada’s 700 MHz airwaves – not just US carriers.

•	Require US carriers that enter Canada to build out to the entire country, as Canadian companies have done, rather than mandating their direct access to the world-leading networks built by Canadians.

•	Allow major Canadian carriers the opportunity to bid against the major US companies to acquire wireless startups seeking buyers, with full review by the Competition Bureau. As the rules stand, US wireless companies can buy smaller wireless competitors in Canada, but Canadian wireless carriers like Bell cannot.

The issue is so critical that the Boards of Directors of Bell, Rogers and TELUS took the unprecedented step of sending a joint letter to the Prime Minister on July 9.

“We call on Industry Minister Moore to closely consider the advice of these respected Canadian leaders and the broad implications for individual Canadians, the Canadian telecommunications industry and our national economy of leaving these loopholes open. Canadians simply should not have to pay for special advantages for giant US companies when there are no assurances of any benefits for Canada in doing so,” said Mr. Cope.

To learn more about this situation and to read the letter to the Prime Minister, please visit FairForCanada.ca.

About Bell
Headquartered in Montréal since its founding in 1880, BCE (TSX, NYSE: BCE) is Canada’s largest communications company, providing leading wireless, TV, Internet, home phone, and business communications services from Bell Canada and Bell Aliant. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media. For more information, please visit Bell.ca.

The Bell Let’s Talk mental health initiative is a national charitable program that promotes Canadian mental health across Canada with the Bell Let’s Talk Day anti-stigma campaign and significant funding for community care, research and workplace best practices. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:
Jacqueline Michelis
Bell Communications
1 855 785-1427
jacqueline.michelis@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca